Gibraltar Industries

July 28, 2006

United States

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC  20549-7010

Attn: John Cash, Accounting Branch Chief

Re:

Gibraltar Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Period Ended March 31, 2006

File No. 0-22462

Dear Mr Cash:

We are submitting this letter in response to your letter dated July 25, 2006 to David Kay, Executive Vice President, Chief Financial Officer and Treasure of Gibraltar Industries, Inc. (“Company”). For your convenience the Staff’s comments are in italics followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies – Impairment of Long-Lived Assets, page 44

1.

We read that you test acquired identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable.  We assume that this policy only relates to your intangible assets that are subject to amortization.  Please tell us, and revise future filings to disclose, your accounting policy for testing indefinite – lived intangible assets for impairment.  Refer to paragraph 17 of SFAS 142.

Response:

The policy described above does relate only to intangible assets that are subject to amortization.

The Company tests its indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter, or more frequently if an event occurs or circumstances change that indicate that the fair value of an indefinite-lived intangible asset could be below its carrying amount.  The impairment test consists of comparing the fair value of the indefinite-lived intangible asset, determined using discounted cash flows, with its carrying amount.  An impairment loss would be recognized for the carrying amount in excess of its fair value.

We will disclose this policy in future filings.

Note 3 – Acquisitions, page 49

2.

We note that an average of approximately 50% of the purchase prices of the 2005 acquisitions was allocated to goodwill.  For each of your acquisitions of SCM Asia, Gutter Helmet, and AMICO, please tell us and disclose in future filings the factors that contributed to each of the purchase prices that resulted in such significant goodwill.  See paragraph 51(b) of SFAS 141.  Also describe to us how you valued the intangible assets that you have identified in these acquisitions, and tell us how you determined that there were no additional intangible assets that need to be recognized.

Response:

The following disclosures will be added to the disclosure for each acquisition in the acquisition note:

•

The acquisition of SCM Asia provided the Company with an on-the-ground presence in the rapidly growing Chinese industrial market, which strengthens our ability to grow our business in this market.

•

The acquisition of Gutter Helmet broadened the Company’s range of rain carrying products and accessories, which is expected to allow the Company to realize manufacturing and distribution efficiencies.

•

The acquisition of AMICO increased the Company’s participation in the industrial and commercial sectors of the building products markets and increased our product offerings in the residential sector of the building products market.

Intangible assets for these acquisitions were valued on the income approach, with the assistance from a third party valuation specialist.  As disclosed in the 10-K and 10-Q, the valuations for SCM Asia and AMICO are preliminary.

During the valuation process we identified intangible assets related to trademark/trade names, non-compete agreements, customer relationships, and unpatented technology. We determined that there were no additional intangible assets that needed to be recognized as we considered the legal and contractual rights of the acquired businesses along with the intangible assets that are capable of being separated from the acquired business.  We considered the guidance in Appendix A of SFAS No. 141 when identifying intangible assets.

Note 4 – Goodwill and Related Intangible Assets, page 54

3.

We read that you have a trade name and a trademark valued at $21.4 million with indefinite useful lives.  For each of these, please provide us with a detailed analysis of the criteria specified in paragraph 11 of SFAS 142 to support your use of an indefinite life.  Additionally, in future filings, please revise your related disclosures in Note 3 to indicate that these intangible assets have an “indefinite” life, not an “indeterminable” life, to comply with the terminology of SFAS 142.

Response:

The trade name and trademark valued at $21.4 million with indefinite useful lives resulted from two acquisitions.  The 2004 acquisition of SCM included trademarks and trade names valued at $440,000, and the 2005 acquisition of AMICO included trademarks and trade names valued at $21,000,000.   The AMICO trademark trade name valuation is based upon a preliminary valuation, and we expect to conclude on the final valuation during the third quarter of 2006. For both of these assets we considered the guidance in paragraph 11 of SFAS No. 142.  We expect to use the trademarks and trade names acquired in the future, with no plans to discontinue the use of theses assets.  Certain of the trademarks and trade names have been in continuous use for over 50 years.  We considered whether there were any other assets with expected useful lives with which these trademarks and trade names relate.  We did not identify any related assets with finite useful lives.  We considered whether there were any legal, regulatory or contractual provisions which would limit the useful lives of the trademarks or trade names.  We concluded that because trademarks and trade names exist and remain effective under common law so long as they are properly used, without any requirement of registration, and, further, because if a trademark is registered, the registration of the trademark can be renewed for nominal amounts every ten years, with no expiration of rights, that there were no legal or regulatory provisions that limit their useful life.  There are no contractual provisions which would limit the useful life of these assets.  We considered the effect of obsolescence, demand and competition, along with other factors, and did not identify factors which would cause us to believe that these trademarks and trade names have finite useful lives.  We considered the costs to maintain the trademarks and trade names and concluded that the cost to maintain would be nominal.  Based on these facts, we concluded that the trademarks and trade names had indefinite useful lives.

We will indicate that these intangible assets have indefinite useful lives in future filings.

Item 9A – Controls and Procedures, page 68

4.

We note your officers concluded that the Company’s disclosure controls and procedures”…were designed and functioning effectively to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.”  Confirm and revise future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by your in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13a-15(e) for the definition of disclosure controls and procedures.  Alternatively, your officers may conclude in the future that the Company’s disclosure controls and procedures are “effective” or “ineffective” without defining disclosure controls and procedures.

Response:

Our officers also concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

We will state that our disclosure controls are effective in future filings without defining disclosure controls and procedures.

In connection with responding to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing fully respond to your comments. Please contact us if you require any additional information.

Sincerely

GIBRALTAR INDUSTRIES, INC.

By: /S/ David W. Kay

David W. Kay

Executive Vice President, Chief Financial Officer and Treasurer